

BAKER & MCKENZIE

東京青山・青木法律事務所

05012078

SUPPL

Baker & McKenzie GJBJ
Tokyo Aoyama Aoki Law Office
(Gaikokuho Joint Enterprise)
The Prudential Tower
13-10, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel: +81 3 5157 2700
Fax: +81 3 5157 2900
www.taaio-bakernet.com
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FILE No. 82-5176

October 3, 2005

RECEIVED
OCT 2 5 2005
SEC MAIL PROCESSING WASH. D.C. 185 SECTION

<u>VIA AIR MAIL</u>

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Fuji Television Network, Incorporated
Rule 12g-3(2)(b) Exemption Application

Dear Sirs:

Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we, as legal counsels to Fuji Television Network, Incorporated (the "Company") with respect to its international offering of shares, enclose herewith English translations of the documents which contents were announced by the Company:

• Notice of Foreign Ownership of Our Shares (dated September 21, 2005) and
• Notice of Foreign Ownership of Our Shares (dated September 29, 2005).

Yours truly,

PROCESSED
OCT 2 6 2006
THOMSON
FINANCIAL

Kunio Aoki

Encl.
cc: Fuji Television Network, Incorporated

(Translation)

September 29, 2005

Dear Sirs:

Name of listed company:	Fuji Television Network, Incorporated
Representative:	Koichi Murakami President and Representative Director
Code No.:	No. 4676 1st section of Tokyo Stock Exchange
Inquiries to be directed to:	Osamu Okada General Manager of Finance Dept. (Tel: 03-5500-8888)

Notice of Foreign Ownership of Our Shares

Notice is hereby given that as of September 27, 2005, the percentage of voting rights in respect of issued shares held by foreigners (including those listed in items 1 through 3 of paragraph 1 of Article 5 of the Radio Law of Japan; the same applies hereinafter) to the total voting rights in respect of all issued shares of the Company was as described below:

Description

Percentage of foreign ownership as of September 27, 2005

Number of issued shares held by foreigners (Number of issued shares with voting rights held by foreigners [A])	413,107.00 shares (413,107.00 shares)
Total number of issued shares (Total number of issued shares with voting rights [B])	2,938,002.84 shares (2,226,080.00 shares)
Percentage of foreign ownership [A/B x 100 (with the third decimal place rounded upward or downward, as the case may be)]	18.56%

(For reference)

Under the Radio Law of Japan, if any foreigner (including any person of non-Japanese nationality, any foreign corporation, any foreign government or any foreign association) holds 20% or more of the total voting rights in respect of issued shares in a radio broadcasting station, its license shall be revoked.   Hence, in such case, such station will be entitled to reject any application for registration of a transfer of shares in the register of shareholders by such any foreigner, in accordance with paragraph 1 of Article 52-8 of the Broadcasting Law of Japan.

Under the provisions of paragraph 2 of Article 52-8 of the Broadcasting Law and paragraphs 2 and 3 of Article 17-3 of the Regulations for the Enforcement of the Broadcasting Law, if the percentage of voting rights in respect of issued shares held by foreigners to the total voting rights in respect of all issued shares is 15% or more, the radio broadcasting station shall be obligated to give public notice thereof.

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(Translation)

September 21, 2005

Dear Sirs:

Name of listed company:	Fuji Television Network, Incorporated
Representative:	Koichi Murakami President and Representative Director
Code No.:	No. 4676 1st section of Tokyo Stock Exchange
Inquiries to be directed to:	Osamu Okada General Manager of Finance Dept. (Tel: 03-5500-8888)

Notice of Foreign Ownership of Our Shares

Notice is hereby given that as of September 16, 2005, the percentage of voting rights in respect of issued shares held by foreigners (including those listed in items 1 through 3 of paragraph 1 of Article 5 of the Radio Law of Japan; the same applies hereinafter) to the total voting rights in respect of all issued shares of the Company was as described below:

Description

Percentage of foreign ownership as of September 16, 2005

Number of issued shares held by foreigners (Number of issued shares with voting rights held by foreigners [A])	393,988.00 shares (393,988.00 shares)
Total number of issued shares (Total number of issued shares with voting rights [B])	2,938,002.84 shares (2,226,080.00 shares)
Percentage of foreign ownership [A/B x 100 (with the third decimal place rounded upward or downward, as the case may be)]	17.70%

(For reference)

Under the Radio Law of Japan, if any foreigner (including any person of non-Japanese nationality, any foreign corporation, any foreign government or any foreign association) holds 20% or more of the total voting rights in respect of issued shares in a radio broadcasting station, its license shall be revoked.   Hence, in such case, such station will be entitled to reject any application for registration of a transfer of shares in the register of shareholders by such any foreigner, in accordance with paragraph 1 of Article 52-8 of the Broadcasting Law of Japan.

Under the provisions of paragraph 2 of Article 52-8 of the Broadcasting Law and paragraphs 2 and 3 of Article 17-3 of the Regulations for the Enforcement of the Broadcasting Law, if the percentage of voting rights in respect of issued shares held by foreigners to the total voting rights in respect of all issued shares is 15% or more, the radio broadcasting station shall be obligated to give public notice thereof.

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